Exhibit 99.3
1 Introduction
This Insider Trading Policy of the Company outlines the conditions under which Insiders and their Associates may Deal in Company Securities and in Securities of other companies with which the James Hardie Group has relationships (e.g., with which the James Hardie Group conducts business). It also contains a prohibition against providing Advice about transactions in Company Securities and a prohibition against Disclosing Inside Information.
This Policy has been adopted by the Company in order to preserve the confidence of the Securities market in the fairness of trading in the Company’s shares and other Company Securities and in order to reduce the likelihood that persons associated with the Company may contravene applicable insider trading laws and thereby harm the Company’s commercial reputation.
The Company expects Insiders and their Associates to comply with the spirit as well as the letter of the Policy and to have proper regard for its purpose. The Company will treat a contravention of the Policy as a matter of the utmost seriousness and as a breach of the Insider’s obligations to the Company.
The Policy is in addition to, and does not limit or reduce, the obligations of each Insider and Associate under applicable law. Insiders and Associates are expected to make themselves familiar with this Policy and those legal obligations and to comply fully with both the Policy and those legal obligations.
Capitalised terms have special meanings and are defined in Section 17 below. The appendices to this Policy summarise certain provisions of Australian, U.S. and Irish laws that apply to the conduct of Insiders and their Associates.
2 Prohibitions
Black-out Period
Subject to Section 6, an Insider and his or her Associates must not, and must not procure another person to Deal in Company securities during a Black-Out Period.
General Dealing Prohibition
Subject to Section 3, an Insider and his or her Associates must not, and must not procure another person to, do the following in relation to Securities covered by this Policy:
(a)	Deal in Company Securities or specific Securities (where applicable), except in accordance with this Policy;
(b)	Advise about Company Securities or specific Securities (where applicable); or
(c)	Disclose any Inside Information.

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Specific Dealing Prohibition
The Compliance Officer may prohibit some or all Insiders and their Associates from Dealing in specific Securities (for instance because the Company is undertaking a transaction which may be price sensitive for the Securities of another company) or Company Securities.
Short Swing Profit and Hedging Transaction Prohibition
An Insider (other than a Designated Person) or one of his or her Associates must not engage in:
(a)	a Hedging Transaction of unvested shares, options, restricted stock units or any other instrument provided as employee equity-based compensation at any time.
(b)	a Hedging Transaction of vested shares, options, restricted stock units, any other instrument provided as employee equity-based compensation or Company Securities, except as permitted in Section 3.
A Designated Person or one of his or her Associates must not engage in Dealings undertaken for Short Swing Profit or Hedging Transactions at any time.
3 General Exemptions to Prohibitions
Dealings in Open Period
An Insider and his or her Associates may Deal in Company Securities during an Open Period, but only if at that time:
(a)	the Insider or Associate is not in possession of Inside Information; and
(b)	the Compliance Officer has not prohibited such Insider or Associates from Dealing in the Company Securities.
Hedging
An Insider or one of his or her Associates (other than a Designated Person) wishing to Deal in Company Securities through a Hedging Transaction of vested shares, options, restricted stock units, any other instrument provided as employee equity-based compensation or Company Securities may only do so if such Dealing is within the Open Period and the Insider or his or her Associate notifies the Compliance Officer of such Dealing within 7 days after such Dealing.
Equity Grants and Exercises
An Insider who is an employee of the James Hardie Group, or a trustee for employees of the James Hardie Group, may:
(a)	apply for Company Securities under a superannuation scheme, pension fund, option plan, restricted stock unit plan or other scheme established solely or primarily for the benefit of employees of the James Hardie Group; or
(b)	Deal in Company Securities by exercising options or selling vested restricted shares or any other instrument provided solely or primarily for the benefit of employees of the James Hardie Group;
provided that:
(i)	the date of the application or disposal takes effect during a Open Period;

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(ii)	the Dealing (or group of Dealings) is reviewed and approved in writing in advance by the Compliance Officer;
(iii)	with respect to clause (b) above, the Insider is not in possession of Inside Information; and
(iv)	the transaction is permitted by and in compliance with applicable securities laws.
Exemptions required as part of employee’s responsibilities
If the Company is purchasing its own Securities through a Buy-back, an employee of the James Hardie Group may Deal in Company Securities only:
(a)	if the Company is not in a Black-out Period; and
(b)	provided that:
(i)	such employee is not in possession of Inside Information;

(ii)	such employee’s Dealing is not during a period in which the Compliance Officer has imposed a restriction on Dealing; and

(iii)	such employee’s Dealing is otherwise in accordance with this Policy and applicable securities laws.
An employee of the James Hardie Group may Advise about Company Securities or Disclose Inside Information, provided such actions are strictly required to provide information about the Company (1) as part of his or her duties and responsibilities under the terms of his or her employment or other engagement by the Company or applicable law and/or (2) to comply with applicable laws and the Company’s policies (including the Market Communication Policy).
4 Persons to Whom this Policy Applies
This Policy extends to Insiders and their Associates.
If an Insider serves in the position of trustee, such person is advised to inform his or her co-trustees and the beneficiaries of the trust of the limitations on their ability to Deal in particular Securities.
Each Insider must inform his or her Associates of their obligations under this Policy.
5 Securities to Which this Policy Applies
This Policy applies to all Company Securities and any other Securities designated by the Compliance Officer from time to time. For a complete list of Securities to which this Policy applies at any given time, please contact the Compliance Officer.
6 Specific Exemptions to Prohibitions
An employee of the James Hardie Group may request a specific exemption from the prohibitions in Section 2, setting out their reasons and providing the information required under Section 7. An exemption will only be granted if the Company is satisfied that there are good reasons that a prohibition should be waived, for instance employee hardship, and such approval will not undermine the underlying spirit of the Policy and applicable securities laws.
An exemption may be approved by the CFO or General Counsel, or in the case of an exemption for a Director or direct report to the CEO, by the Chairman of the Board or Audit Committee.

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Any specific exemptions granted will be reported to the Board.
Other than those provided by applicable securities laws and expressly approved by the Company in accordance with this Policy, there are no exceptions to this Policy.
7 Pre-Clearance of Dealings by Designated Persons and their Associates
Designated Persons must advise the Company in writing directed to the Compliance Officer of any intended Dealing in Company Securities by such Designated Persons or their Associates, including any Dealing during any Open Period, not less than five Australian Securities Exchange trading days before the date of that intended Dealing. This notice must contain a complete description of the intended Dealing, including the identity and number of Company Securities, and the date and the stock exchange on which the intended Dealing is proposed to occur.
A Designated Person can conduct the intended Dealing only if the Compliance Officer approves that Dealing in writing. If the Compliance Officer approves the intended Dealing, such Dealing must take place within the Open Period following the approval (or such other period specified by the Compliance Officer), at which time the Dealing must comply with this Policy and applicable securities laws in all other respects.
Subsequent confirmation of the Dealing must be provided to the Compliance Officer.
8 Obligation of Certain Persons to Provide Notice of Dealings
All Directors must also notify the Company within two Australian Securities Exchange trading days of any changes to their relevant interest in Company Securities so that the Company can notify the Australian Securities Exchange of such changes through lodgment of an Appendix 3Y.
9 Company Compliance Officer
The Compliance Officer will keep a record of all notifications of Dealings supplied in accordance with Sections 3 (where applicable), 7 and 8. The Compliance Officer administers this Policy, may appoint assistants and must provide a periodic report to the Board. The Compliance Officer may further prohibit one or more groups of Insiders and Associates from Dealing in Securities during certain periods, including Open Periods.
The Compliance Officer must keep a register including the following data:
(a)	the names of people to whom the Policy applies (or classes of such people);
(b)	all notifications of Dealings of Securities received pursuant to Sections 3, 7 and 8;
(c)	all decisions by the Compliance Officer prohibiting one or more groups of Insiders from Dealing in Securities during any period;
(d)	all requests for a clearance to Deal and all clearances granted; and
(e)	all notifications to any applicable government body.
Insiders may inspect data included in the register to the extent that it concerns them. The Chairman of the Board may inspect the register at any time.
10 Clearance
If in doubt, an Insider must apply to the Compliance Officer for pre-clearance to Deal in Securities or Advise or Disclose Inside Information. The Compliance Officer may, in his or her absolute discretion, either grant (including on conditions, with which the Insider must comply) or refuse permission to do so.

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11 Legal Obligations of Insiders
This Policy is in addition to, and does not in any way limit, any obligation of any Insider under applicable law. Applicable law may vary according to the jurisdiction in which the Company operates and where the Insider and his or her Associates undertake any actions. The jurisdictions and applicable laws therein of significance to most of the Company’s employees as at April 2010 include (but may not be limited to):
•	Australia: Corporations Act 2001 (Cth): Insider Trading Prohibited Conduct (1043A), Prohibition on Improper Use of Information (ss 182-183), Market Manipulation (ss1041A), False and Misleading Statements (s 1041E); and
•	United States: U.S. Securities Exchange Act of 1934; U.S. Securities Act of 1933; the rules and regulations thereunder, and case law interpreting the same.
Summaries of the provisions in these two countries are provided in the Appendices to this Policy. These laws may change over time or may be subject to new interpretations by relevant courts or administrative bodies. The Company will not necessarily update Insiders about such changes. Insiders are expected to have made themselves familiar with their legal obligations and to fully comply with those obligations.
If required, Insiders should obtain their own legal advice (it not being the role of the Compliance Officer to advise Insiders or their Associates about these laws generally or their application to any particular action or proposed action by an Insider or his or her Associates).
12 Acknowledgment of Receipt and Understanding of this Policy
All Designated Persons and others as determined by the Compliance Officer must execute the certification at the end of this Policy in written or email form. Each Designated Person and others determined by the Compliance Officer who have executed the certification must inform his or her Associates of their obligations under this Policy.
All other Insiders will not be required to execute the certification, but their obligations under this Policy are included in the Code of Business Conduct and Ethics.
13 Sanction for Breach
In addition to sanctions that may be imposed under any applicable law (sanctions can include significant fines and/or imprisonment), the James Hardie Group has the right to impose disciplinary action for any breach of this Policy. These sanctions may include, but are not limited to:
(a)	terminating or suspending an Insider’s employment contract, and, if applicable, any such termination shall constitute a termination “for cause” under such contract; or
(b)	declaring the Insider ineligible for future participation in the James Hardie Group’s equity incentive plans.
14 Amendment of this Policy
The Board may amend this Policy at any time.
15 Lodging Policy with Government Agency
This Policy will be lodged with any government agency where the law in that particular jurisdiction requires it.

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16 Definitions
In this Policy, the following definitions apply unless the context requires otherwise:
Advise means to give any advice based on Inside Information to another person about Securities and includes, but is not limited to, recommending a Dealing in Securities based on Inside Information.
Associate means, in relation to an Insider:
(a)	a family member of the Insider who is likely to act on an Insider’s instructions or Advice about Dealing in Securities;
(b)	a member of the Insider’s family sharing the Insider’s household;
(c)	a family company of the Insider (i.e., a company in which an Insider, his or her domestic partner, a relative or family trust is a director, shareholder or adviser); or
(d)	any trust or estate in which an Insider is a trustee, beneficiary or a director of a trustee or an adviser.
Black-out Period means:
(a)	where the Company is purchasing its own Securities through a Buy-back, the period between two weeks prior through to 2 trading days after any results announcement by the Company; and
(b)	for all other reasons, the period of time from the end of a reporting period until two Australian Securities Exchange trading days after any results announcement by the Company, or such other time as determined by the Board from time to time.
Board means the board of the Company.
Buy-back means an on-market buy-back of Company Securities by the Company on the Australian Securities Exchange.
Buy-back Period means the period during which a Buy-back is able to be undertaken.
Code of Business Conduct and Ethics means the Company code setting out the expected behaviour of Directors and Employees of the James Hardie Group in conducting the James Hardie Group’s business activities, as determined by the Board from time to time.
Company means James Hardie Industries SE.
Company Securities means Securities of any member of the James Hardie Group.
Compliance Officer means the General Counsel of the Company, or, if he or she is not available, the Company Secretary of the Company.
Deal means buying, selling or otherwise trading in, and gifting, pledging, accepting or exercising Securities, including (in certain circumstances) through a 401(k) plan or personal deferred compensation plans, such as a personal IRA.

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Designated Persons means:
(a)	all Directors; and
(b)	employees of the James Hardie Group who have been designated as a Designated Person by or on behalf of the General Counsel or the Compliance Officer.
Designated Persons include the persons with the titles Chief Executive Officer, Chief Financial Officer, Financial Controller and Vice President.
Director means a director of the Company.
Disclose means to disclose to or make available Inside Information to a person who is:
(a)	a Director or employee of the James Hardie Group but whose responsibilities do not require him or her to receive that Inside Information; or
(b)	not employed by the James Hardie Group and whose relationship or dealings with the James Hardie Group does not require disclosure of that Inside Information to them, unless the recipient of the Inside Information already possesses it or the Disclosure is properly authorised under this Policy.
Hedging Transaction means Dealing in call or put options involving Company Securities or in other derivative Company Securities that provide a means to limit the economic risk of Company Securities.
Inside Information means information directly or indirectly related to:
(a)	the issuer of Securities; or
(b)	such Securities or trading in such Securities,
that has not been made public and (1) there is a reasonable likelihood that it would be considered important to an investor in making an investment decision regarding the purchase or sale of such Securities, or (2) if made public, could reasonably be expected to have a significant influence on the price of such Securities.
For example, Inside Information may include, but is not limited to:
•	Financial results and projections of future earnings or losses.
•	Changes in dividend policy, stock splits or new equity or debt offerings.
•	A pending or proposed merger, acquisition or disposition.
•	Pending product announcements of a significant nature or product defects.
•	Exposure to significant litigation or threatened litigation.
•	A significant change in senior management.
Insider means all employees of the James Hardie Group, as well as consultants and contractors of the James Hardie Group who are designated as Insiders by the Compliance Officer.
James Hardie Group means the Company and its subsidiaries and any other entity which the Company or its subsidiaries controls.
Open Period means the period of four weeks following a quarterly profit announcement by the Company (such four-week period not beginning until two Australian Securities Exchange trading days after the announcement has been released to the market), or such other time as approved by the Board from time to time. The Company has the right to modify the Open Period as it thinks fit.

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Policy means this insider trading policy of the Company and includes the appendices hereto.
Securities means, in relation to any entity, financial instruments, including securities in or issued by that entity or financial instruments whose value is partly determined by the value of securities in or issued by that entity, including, but not limited to:
(a)	ordinary shares;
(b)	American Depository Receipts or CHESS units of foreign securities;
(c)	employee shares, restricted stock units, Scorecard LTI or options; and
(d)	derivatives.
Short Swing Profit means any profit realised or expected to be realised by any Designated Person or any of his or her Associates from any purchase and sale, or any sale and purchase, of Company Securities within any period of less than six months.
In this Policy, other forms of speech and grammatical forms of a word or phrase defined in this Policy have a corresponding meaning.
ACKNOWLEDGMENT OF RECEIPT AND UNDERSTANDING OF THIS POLICY
Kindly indicate your agreement to comply with the provisions of this Policy by signing the duplicate of this letter in the space provided, and returning it to the attention of Marcin Firek, Compliance Officer, at James Hardie Industries SE, Europa House, 2nd Floor Harcourt Centre, Harcourt Street Dublin, Ireland. Should you require any further information, please do not hesitate to contact Marcin Firek.
I understand and agree to comply with the provisions of this Policy.

Signed:

Name:

Dated:

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